SD 3/16/04

04001734

UF 3-4-04

D STATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004

SEC FILE NUMBER
8-65940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: White Cap Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Fifth Avenue, 18th Floor
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P Selway III — 212.812.9304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fleming, JoAnn, C.P.A
(Name – *if individual, state last, first, middle name*)

275 Water Street #1	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MW

OATH OR AFFIRMATION

I, James P Selway III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Cap Trading LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

JOSEPHINE CINQUEMANI
Notary Public, State of New York
No. 4983831
Qualified in Bronx County
Commission Expires July 8, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITE CAP TRADING LLC
(SEC I.D. No 8-65940)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * *

JoAnn Fleming CPA, P.C.
275 Water Street
New York, N.Y. 10038

Tel: 212.233.3200
Fax: 212.233.1115
Email: FlashFleming@hotmail.com

INDEPENDENT AUDITORS' REPORT

To the Managing Directors and Members of
White Cap Trading LLC
New York, NY

We have audited the accompanying statement of financial condition of White Cap Trading LLC (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of White Cap Trading LLC at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

February 23, 2004

White Cap Trading LLC

Statement of Financial Conditions

December 31, 2003

Assets

Cash	$ 465,262
Deposits with clearing organizations	110,175
Receivables from broker-dealers and clearing organizations	56,081
Furniture and equipment, at cost, less	
Accumulated depreciation and amortization of $42,359	181,641
Other assets	51,236
Total Assets	$ 864,395

Liabilities and Members' Interest

Liabilities:	
Capital leases	$ 98,313
Due to Member /Managing Director	55,280
Accounts payable, accrued expenses, and other liabilities	43,832
Total Liabilities	$ 197,425
Members' Capital	666,970
Total Liabilities and Members' Capital	$ 864,395

The accompanying notes are an integral part of these financial statements.

White Cap Trading LLC

Statement of Income

For the Year Ended December 31, 2003

Revenues:	
Commissions	$ 111,104
Interest and Dividends	2,295
Total Income	$ 113,399
Expenses:	
Employee compensation and benefits	$ 617,348
Floor brokerage, exchange, and clearance fees	47,008
Communications and data processing	21,091
Interest	9,769
Occupancy	83,554
Other expenses	150,300
Total expenses	$ 929,070
Income (Loss) before other expenses	$(815,671)
Depreciation and Amortization	42,359
Net income (loss)	$(858,030)

The accompanying notes are an integral part of these financial statements.

White Cap Trading LLC
Statements of Changes in Members' Interest
For the Year Ended December 31, 2003

	Amounts
Contributions January 1 – December 31, 2003	$ 1,525,000
Net Income (Loss)	(858,030)
Balance at December 31, 2003	$ 666,970

White Cap Trading LLC
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash Flows from operating activities:		
Net Income (Loss)		$ (858,030)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	$ 42,359	
(Increase) decrease in operating assets:		
Deposits with clearing organizations	(110,175)	
Net receivable from broker-dealers and clearing organizations	(56,081)	
Prepaid expenses	(9,281)	
Increase (decrease) in operating liabilities:		
Accounts payable, accrued expenses and other liabilities	43,832	
Total adjustments		(89,346)
Net cash used by operating activities		(947,376)
Cash flows from investing activities:		
Purchase of furniture and equipment		(265,954)
Net cash used in investing activities		(265,954)
Cash flows from financing activities:		
Proceeds from loan from member/managing director	55,280	
Proceeds from capital lease obligations	98,312	
Proceeds from members' investments	1,525,000	
Net cash provided by financing activities:		1,678,592
Increase in cash		465,262
Cash at beginning of the year		-0-
Cash at end of the year		465,262

White Cap Trading LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

Net Capital		
Total members' equity		$ 666,970
Total members' equity qualified for net capital		666,970
Add:		
Item included on the statement of financial condition		
Capital leases		98,313
Total capital and allowable borrowings		765,283
Less:		
Non-Allowable Assets		
Furniture and equipment	181,641	
Security Deposit	41,955	
Prepaid Expenses	9,281	
Accounts Receivable	2,032	
		234,909
Other Charges		
Other unrecorded amounts		10,000
Net Capital before haircuts		520,374
Haircuts on Deposit with clearing organization		2,204
Net capital		$ 518,170
Aggregate Indebtedness		
Due to Member	55,280	
Accounts payable, accrued expense and Other liabilities	43,832	
Total indebtedness		$ 99,112
Computation of basic net capital requirement		
Minimum net capital requirement		$ 100,000
Excess net capital at 1,500 percent		$ 418,170
Ratio: Aggregate indebtedness to net capital		1.91 to 1

Reconciliation with company's computation
(included in Part II of Form X-17A-5 as of December 31, 2003

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 563,380
Difference due to offsetting furniture & equipment accounts against related liabilities	(83,328)
Audit adjustment to record prepaid insurance	(9,282)
Nonallowable accounts receivable erroneously reported as allowable	(2,032)
Difference in members' equity due to audited financial statements	49,432
Net Capital per above	$ 518,170

White Cap Trading LLC
Notes to Financial Statements
December 31, 2003

1. Organization and Nature of Business

White Cap Trading LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Pacific Coast Exchange (PCX) and the National Association of Securities Dealers (NASD).

2. Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer. The Company provides service to institutional investors through an agency-only brokerage. The accounting principles of the company conform to accounting principles generally accepted in the United States of America and prevailing industry practice.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a trade date basis with related commission income reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commission and Clearing Expenses

Commission expenses are recorded on a trade-date basis as securities transactions occur while the related clearing expenses are recorded on a settlement date basis.

Income Taxes

The Company is required to file federal, state and local income tax returns. There are no income taxes due as a limited liability company.

Property and Equipment

Property and equipment primarily consist of furniture, and technology hardware and software. Property and Equipment are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the useful lives of the assets.

3. Receivable From Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2003, consist of the following:

Receivable from broker dealer and clearing organizations	$ 56,081

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

4. Capital Lease Obligations

Leases entered into by the Company, which substantially all the benefits and risks of ownership are transferred to the Company are recorded as capital leases and classified as property, plant and equipment and long-term borrowings.

5. Pension Plan

The Company has a 401K plan covering the managing directors with each director individually determining the contribution up to a maximum of $12,000. The Company contribution is 3% of compensation for 2003.

6. Deposits with Clearing Organizations:

Deposits with exchange clearing organizations at December 31, 2003 consist of:

Short Term Income Fund – Money Market	$ 110,175

7. Commitments and Contingencies

The Company leases office space under a lease agreement that expires February 29, 2008 with annual increases of 2.5%.

8. Related Party Transactions

The Company has a payable with Jamie Selway, a managing director and member of the Company. The loan balance as of December 31, 2003 is $ 55,280. Interest is accrued at the rate of ½% per year. The loan will be paid off with one payment in July 2004.

9. Off Balance Sheet Transactions

The Company had no off balance sheet transactions outstanding at December 31, 2003.

10. **Concentrations of Credit Risk** – The Company enters into various transactions with broker dealers and other financial institutions. In the event these couterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the couterparties to these transactions. The Company monitors the creditworthiness of each party with which it conducts business.

11. **Members' Equity**

The limited liability company operating agreement for White Cap Trading LLC provides for one class of members. Managing directors are also members with varying rights, preferences, privileges and obligations. All members have equal voting rights and authority to manage the operations of the Company. All such actions taken by the members require the majority approval of the members. The Managing Directors have the sole power and authority to carry out such management responsibilities and control the day-to-day management of the Company's operations.

As of December 31, 2003, members' equity balances were $ 666,970. Members' equity may vary from day to day due to changes in operations, additions, distributions or withdrawals.

12. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2003, the Company had net capital of $518,170, which was $418,170 in excess of required net capital.

13. **Reserve Requirement**

The Company is exempt from the Reserve Requirement under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

14. **Control Requirement**

The Company is exempt from the Possession or Control Requirements under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

15. **Subordinated Debt**

The Company does not have any subordinated debt at December 31, 2003.

* * * * * * *

JoAnn Fleming CPA, P.C.
275 Water Street
New York, N.Y. 10038

Tel: 212.233.3200
Fax: 212.233.1115
Email: FlashFleming@hotmail.com

February 23, 2004

White Cap Trading LLC
55 5th Ave
New York, NY 10003

In planning and performing our audit of the financial statements of White Cap Trading LLC (the "Company") for the year ended December 31, 2003 (on which our report dated February 23, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)

(1) under the Securities Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11)
(2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
(3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected.

Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of managers, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

JoAnn Fleming CPA, P.C.
275 Water Street
New York, N.Y. 10038

Tel: 212.233.3200
Fax: 212.233.1115
Email: FlashFleming@hotmail.com

February 23, 2004

To the Managing Directors and Members of
White Cap Trading LLC
New York, NY

We have not found any material inadequacies that exist during our review. There was no previous audit; this is the first year the Company is in existence.

JoAnn Fleming C.P.A.